Plastron Acquisition Corp. III
712 Fifth Avenue
New York, NY 10019

September 8, 2011

Mr. John Reynolds
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Plastron Acquisition Corp. III (the “Company”)
Form 10-12(g)
Filed August 3, 2011
File No. 000-54470

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Staff’s letter to Plastron Acquisition Corp. III (the “Company”), concerning Form 10-12(g) (the “Original Registration Statement”), and dated August 26, 2011 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No. 1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.
On behalf of the Company, the following are our responses to the Staff’s comments:

Business of Issuer, page 3

1.
We note the statement that there has not been any specific discussion with any potential business combination candidate. Please revise to clarify whether there have been any discussion, preliminary or otherwise, with any potential business combination candidates. In addition, we note that Broadband Capital Management may assist the company with identifying a business combination. Please clarify whether Broadband Capital Management has had any discussion, preliminary or otherwise, with any potential business combination candidates. Lastly, clarify whether Broadband Capital Management may receive any compensation or other consideration for its assistance.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

2.
We note the statement on page four that management is involved with one other blank check company. Please revise to provide a more detailed discussion as to how conflicts in identifying a business combination will be handled.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Management’s Discussion and Analysis, page 6

3.
We note your statement that interest shall accrue on the outstanding principal balance of the loan “from the date the Company receives the funds” and the similar statement under Certain Relationships and Related Transactions on page 11. Please revise to clarify when the Company received the funds and to clarify the amount of accrued interest as of the date of your most recent financial statements. In addition, please discuss how the loan was used.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

4.	Please disclose your cash balance as of the most recent practicable date.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

5.	We note the disclosure on page six that you expect to incur approximately $30,000 over the next twelve months. Please discuss your anticipated source(s) of funding.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Item 5. Directors and Executive Officers, page 8

6.	Please revise the biographies of Mr. Rapp and Mr. Wagenheim to clarify when they commenced their positions with the Company.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Recent Sales of Unregistered Securities, page 12

7.	Please revise the second paragraph of this section to describe to whom the shares of common stock were sold. See Item 701(b) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Notes to Financial Statements
Note 1 – Organizational and Summary of Significant Accounting Policies, page F-7
Organizational and Business, page F-7

8.	Please revise this section to disclose your fiscal year-end.

RESPONSE:

In response to the Staff’s comment, the Company has revised this section accordingly.

Basis of Presentation, page F-7

9.
We note your statement that the “accompanying unaudited financial statements have been prepared in accordance with Securities and Exchange Commission requirements…” Please delete this sentence since your financial statements have been audited and Regulation S-X requires audited financial statements in a Form 10, or tell us why you believe this sentence should be retained.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Note 3-Stockholders’ Deficit, page F-10

10.
We note that you revised the financial statements to give retrospective effect to the subsequent reduction in value of the stock issued to the founders in May 2011. Please revise this note to disclose your action. Please also advise your auditor that its report must be either dual-dated or redated to reflect the effect of the retrospective application of the amended stock purchase agreement.

RESPONSE:

  In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Note 5 – Subsequent Events, page F-11

11.
Please revise to disclose (a) the date through which subsequent events have been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued pursuant to ASCX 855-10-50-1.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Exhibit 4.1

12.
We note that the first paragraph of Exhibit 4.1 refers to “the sum of fourteen thousand five hundred dollars ($12,500.00).” Please confirm that the face value of the promissory note is $12,500, not $14,500.

RESPONSE:

In response to the Staff’s comment, the Company has confirmed that the face value of the promissory note is $12,500.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Plastron Acquisition Corp. III

By: /s/ Michael Rapp
Michael Rapp
President